UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Results Conference Call and Webcast – October 25, 2019

Portuguese: 10:00 hs in Rio de Janeiro / 9:00 hs New York / 14:00 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

English: 11:30 hs Rio de Janeiro / 10:30 hs New York / 15:30 hs United Kingdom

Brazil: +55 11 3181-8565 or +55 11 4210-1803

USA: +1 412 717-9627

United Kingdom: +44 20 3795-9972

Disclaimer

These presentations may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company and therefore, the future results of the Company's operations may differ from current expectations and the reader should not rely exclusively The Company does not undertake to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 2019 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

HIGHER PRODUCTION, LOWER COSTS, HIGHER CASH GENERATION, LESS DEBT, MORE SAFETY

MESSAGE FROM THE CEO

The company's performance in 3Q19 is already starting to reflect the implementation of our value creation strategy.

Oil and gas production reached a record level of 3.0 MMboed in August, when a daily record of 3.1 MMboed was also reached.

The ramp-up of the new platforms significantly influenced production growth, with pre-salt accounting for 60.4% of Petrobras' total oil production in Brazil. The FPSO P-76, operating in the Búzios field, completed the ramp-up in 7.7 months, another record to celebrate, which has a positive effect on the investment rate of return, in line with one of our strategic pillars: the focus on capital allocation efficiency.

Given the scarcity of resources, projects have to compete for capital, which is allocated only to the best ones, taking into consideration expected risks and returns.

Pre-salt cash cost (lifting cost) reached an unprecedented level of US$ 5.0 per boe, which contributed to the company's average lifting cost avering less than US$ 10 per boe (US$ 9.7 per boe).

Several initiatives are underway to cut costs on a permanent basis. Processes are being redesigned and we have launched a family of voluntary dismissal programs for which more than 2,000 employees have already applied, allowing us to vacate four buildings by the end of the year. We are moving from 18 offices outside Brazil to just five and several other measures are being implemented with the use of digital transformation.

Despite the drop in oil prices, from US$ 75.27 in 3Q18 to US$ 61.94 per barrel in 3Q19, operating cash flow of US$ 32.8 billion reached a record high

Improved capital allocation is being pursued through portfolio management, with divestments of assets with low return on capital employed.

In 3Q19 we transferred the shares of Montevideo Gas and Conecta, the gas distribution companies in Uruguay, to the Government of that country, and sold our stake in Belém Bioenergia, assets that generate systematic losses to Petrobras over several years.

In November we will receive non-binding offers for the sale of the RNEST, RELAM, REPAR and REFAP refineries and we expect to conclude the agreement for the sale of Liquigás. At the same time, we have already begun receiving non-binding offers for the sale of the REGAP, REMAN, LUBNOR and SIX refineries.

In line with the strategic objective of reducing the cost of capital, we are increasing transparency, reducing debt and extending its duration.

The Board of Directors approved a shareholders' compensation policy, which defined objective parameters for the payment of dividends and interest on capital. Annual shareholder compensation can exceed the legal minimum once gross debt reaches less than US$ 60 billion, when the company will distribute to shareholders 60% of the difference between operating cash flow and capex.

Petrobras' gross debt reached US$ 90 billion on 9.30.2019 against US$ 101 billion at the end of 2Q19, which happened to be equal to Argentina's current foreign debt. The average cost of our debt fell below 6.0% per year, reaching 5.9% per year, while at the same time the average duration increased from 10.25 years in 2Q19 to 10.42 years.

Three transactions were emblematic: (a) the securitization of Eletrobras’ receivables in the amount of R$ 8.4 billion, turning a page in our history; (b) the debt exchange offer maturing between 2023 and 2029, totaling US$ 3.7 billion, for a new bond maturing in 2030 and with an yield to maturity of 5.093% a.a., the lowest since 2013; (c) the issue in the domestic market of an infrastructure debenture in the amount of R$ 3 billion, the largest offering of its type distributed in the history of the Brazilian capital market, with duration of 10 and 15 years and a rate of 3.3% p.y. after swapping to US dollars.

On October 3, we launched the 4th cycle of the Commitment to Life Program. Among the various initiatives of the program, the following stand out: the strengthening of the high performance culture in health, environment and safety (HES), with emphasis on human factors and process safety, digital transformation and inclusion of new technologies in the processes, promoting increased safety and value creation for the business. Since the first cycle of the

Commitment to Life Program in 2015, we have been able to reduce the Total Recordable Injuries (TRI) from 2.15 to 0.75 in 3Q19, the lowest quarterly value recorded and lower than the oil and gas industry benchmark of 0.80.

Given that our oil production is low in sulphur, we are expanding the production of bunker oil 0.5%, for which global demand is growing to meet IMO 2020 specifications, which seeks to reduce greenhouse gas emissions.

Since September 12, Petrobras has been allocating resources to deal with an unprecedented environmental disaster in Brazil, using its scientific laboratories to analyse the oil that reaches our beaches and helping to clean up with people and equipments, in an effort to mitigate the effects of this phenomenon on people and the environment.

We are pleased with the results achieved and even more so with the engagement of our employees in implementing the company's transformational agenda in pursuit of value maximization.

However, we have to recognize that much remains to be done, we are only at the beginning of a journey with many important obstacles to overcome. We are still a heavily indebted company with high costs in an industry that faces major challenges in a global scenario of rapid changes and growing interdependence between different economic activities. Recognition of our deficiencies increasingly encourages us to work towards becoming the best energy company in generating shareholder value, focused on oil and gas, with safety, respect to people and to the environment.

Highlights of 3Q19 results:

▪	The Company's recurring net income and adjusted EBITDA were R$ 10.0 billion and R$ 35.1 billion, respectively, excluding the effects of special items.
▪	Considering the special items, net income reached R$ 9.1 billion, mainly reflecting the increase in oil and gas production and the capital gain from the sale of BR Distribuidora.
▪

Adjusted EBITDA was R$ 32.6 billion, stable compared to 2Q19 despite the drop in Brent prices, as a result of solid operating performance, with higher margins on diesel and LPG, higher export volumes and of oil and diesel sales in the domestic market.

▪

In 3Q19, the adjusted net debt / LTM EBITDA ratio dropped to 2.58x versus 2.69x in 2Q19, applying the effects of IFRS 16 throughout the whole LTM EBITDA period. Once these effects are eliminated, the ratio would have been 1.96x in 3Q19.

▪

The Board of Directors approved the anticipated distribution of shareholders' compensation in the form of interest on capital (IOC) in the amount of R$ 2.6 billion, equivalent to R$ 0.20 per common and preferred share.

Main indicators

Table 1 - Main indicators						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 x 2Q19	3Q19 x 3Q18	9M19 x 9M18
Sales revenues	77,051	72,567	89,072	220,474	227,474	6.2	(13.5)	(3.1)
Gross profit	30,006	30,210	33,124	85,049	88,688	(0.7)	(9.0)	(4.1)
Operating expenses	(16,149)	8,557	(17,517)	(18,894)	(39,210)	(288.7)	7.8	51.8
Net Income (Loss) - Petrobras Shareholders	9,087	18,866	6,644	31,984	23,677	(51.8)	36.8	35.1
Recurring Net Income (Loss) - Petrobras shareholders	9,973	8,942	12,395	24,028	29,347	11.5	(19.5)	(18.0)
Net cash provided by operating activities	32,824	20,500	21,925	71,073	69,738	60.1	49.7	1.9
Free Cash Flow	25,718	12,441	8,092	49,962	35,957	106.7	217.8	38.9
Adjusted EBITDA	32,582	32,651	29,856	92,720	85,691	(0.2)	9.1	8.2
Recurring adjusted EBITDA *	35,132	33,405	35,036	97,454	92,341	5.2	0.3	5.5
Gross debt (US$ million)	89,901	101,029	88,115	89,901	88,115	(11.0)	2.0	2.0
Gross debt excluding IFRS 16 (US$ million)	66,070	75,527	87,927	75,527	87,927	(12.5)	(24.9)	(14.1)
Net Debt (US$ million)	75,419	83,674	72,888	75,419	72,888	(9.9)	3.5	3.5
Net Debt excluding IFRS 16* (US$ million)	51,588	58,172	72,700	51,588	72,700	(11.3)	(29.0)	(29.0)
Net Debt/LTM Adjusted EBITDA (x)*	2.58	2.69	2.96	2.58	2.96	(4.1)	(13.0)	(13.0)
Net Debt/LTM Adjusted EBITDA excluding IFRS 16 (x)* (US$ million)	1.96	2.02	2.96	1.96	2.96	3.0	34.0	34.0
Average Selling Dollar	3.97	3.92	3.95	3.89	3.60	1.3	0.5	8.1
Brent crude (US$/bbl)	61.94	68.82	75.27	64.65	72.13	(10.0)	(17.7)	(10.4)
Crude Oil sales price (US$/bbl)	58.10	64.79	70.14	60.58	66.64	(10.3)	(17.2)	(9.1)
Domestic basic oil products price (R$/bbl)	289.78	307.87	330.33	291.88	295.27	(5.9)	(12.3)	(1.1)
TRI (toral recordable injuries per million men-hour frequency rate)	0.75	0.88	1.06	0.75	1.06	(0.1)	(0.3)	(0.3)
ROCE Adjusted excluding IFRS 16 -%**	7.42	7.83	6.74	7.42	6.74	(0.40)	0.70	0.70

*	See reconciliation of Net Income and Recurring Adjusted EBITDA and IFRS 16 effects in the Non-recurring Items section. See IFRS effects in Adoption of IFRS 16 section.
**	Index calculated based on Brazilian real numbers.

Consolidated Result

Table 2 - Net revenues by product						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Diesel	23,930	23,334	26,216	67,684	62,632	2.6	(8.7)	8.1
Diesel subsidy	−	−	2,923	−	3,459	-	(100.0)	-
Gasoline	9,308	10,191	11,723	28,343	32,215	(8.7)	(20.6)	(12.0)
Liquefied petroleum gas (LPG)	4,267	4,276	4,350	12,349	12,139	(0.2)	(1.9)	1.7
Aviation Kerosene (QAV)	3,684	3,711	4,311	11,080	10,924	(0.7)	(14.5)	1.4
Naphtha	1,395	1,862	2,722	4,841	6,537	(25.1)	(48.8)	(25.9)
Fuel oil (including bunker)	900	1,014	1,622	2,991	3,403	(11.2)	(44.5)	(12.1)
Other petroleum products	3,634	3,265	4,031	10,047	10,147	11.3	(9.9)	(1.0)
Subtotal Oil Products	47,118	47,653	57,898	137,335	141,456	(1.1)	(18.6)	(2.9)
Natural gas	5,956	5,558	5,678	17,227	14,314	7.2	4.9	20.4
Renewable and nitrogenous	241	243	405	783	968	(0.8)	(40.5)	(19.1)
Revenues from non-exercized rights*	691	664	213	1,975	1,437	4.1	224.4	37.4
Electricity	1,090	635	3,767	3,599	6,789	71.7	(71.1)	(47.0)
Services, agency and others	791	699	895	2,730	3,657	13.2	(11.6)	(25.3)
Total domestic market	55,887	55,452	68,856	163,649	168,621	0.8	(18.8)	(2.9)
Exports of petroleum, oil products and others	19,271	15,439	13,467	49,244	40,513	24.8	43.1	21.6
International Sales	1,893	1,676	6,749	7,581	18,340	12.9	(72.0)	(58.7)
Total external market	21,164	17,115	20,216	56,825	58,853	23.7	4.7	(3.4)
Total	77,051	72,567	89,072	220,474	227,474	6.2	(13.5)	(3.1)

3Q19 was marked by a strong volume of oil production which, combined with the realization of inventories formed in 2Q19, enabled increase in oil exports, as well as in oil products exports, mainly of gasoline and low sulphur fuel oil. This fact, alongside the increase in domestic diesel sales due to harvest season in Brazil, and the higher sales of natural gas and electricity generation, both influenced by worse hydrological conditions that were reflected in higher difference settlement prices and thermoelectric demand contributed to an increase in sales revenues, which totaled R$ 77 billion in 3Q19, 6.2% higher than 2Q19.

There were lower revenues from gasoline sales in Brazil due to lower prices as a result of the decrease in crack spreads, despite higher volumes. Naphtha revenue also fell mainly due to the decrease in sales volume, driven by the lower domestic demand

In terms of revenues composition, diesel sales continues to be the most relevant product, accounting for 51% of oil products’ sales in the domestic market, followed by gasoline, which represents 20% of sales, down 8.7% from the previous quarter.

Oil products’ sales domestic market

Regarding sales to foreign markets, we have the following destination breakdown:

* Revenues from non-exercised rights from clients in take or pay and ship or pay contracts.

Table 3 – oil products exports

Country	3Q19	2Q19	1Q19	9M19
USA	50%	45%	38%	45%
Singapure	31%	36%	33%	33%
Netherlands	4%	0%	11%	5%
China	1%	0%	3%	1%
Others	1%	19%	15%	13%

Table 4 – crude oil exports

Country	3Q19	2Q19	1Q19	9M19
China	64%	73%	82%	72%
USA	13%	14%	5%	11%
Chile	6%	2%	8%	5%
India	4%	6%	5%	5%
Others	13%	5%	0%	7%

China remains the main destination for our oil exports, followed by the US and Chile. Exports of derivatives are destined mainly to the North American market and to Singapore.

Cost of Goods Sold

Table 5 - Cost of goods sold						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 x 2Q19	3Q19 x 2Q18	9M19 x 9M18
Operations in Brazil	(45,611)	(40,630)	(50,407)	(128,832)	(123,475)	12.3	(9.5)	4.3
Purchases	(13,591)	(12,254)	(15,798)	(37,665)	(30,119)	10.9	(14.0)	25.1
Oil imports	(5,735)	(5,506)	(5,449)	(16,103)	(10,710)	4.2	5.2	50.4
Oil products imports	(4,540)	(4,321)	(5,404)	(12,304)	(10,163)	5.1	(16.0)	21.1
Natural gas imports	(3,316)	(2,428)	(4,945)	(9,258)	(9,247)	36.6	(32.9)	0.1
Production	(30,011)	(27,143)	(32,003)	(86,123)	(87,626)	10.6	(6.2)	(1.7)
Oil	(23,196)	(19,814)	(23,501)	(66,210)	(65,376)	17.1	(1.3)	1.3
Government Participation	(8,421)	(8,647)	(10,039)	(25,707)	(24,860)	(2.6)	(16.1)	3.4
Others costs	(14,774)	(11,167)	(13,462)	(40,503)	(40,516)	32.3	9.8	(0.0)
Oil products	(4,194)	(4,115)	(4,825)	(11,814)	(12,807)	1.9	(13.1)	(7.8)
Natural gas	(2,622)	(3,214)	(3,677)	(8,099)	(9,443)	(18.4)	(28.7)	(14.2)
Government Participation	(613)	(884)	(858)	(2,089)	(2,319)	(30.7)	(28.6)	(9.9)
Others costs	(2,009)	(2,330)	(2,819)	(6,010)	(7,123)	(13.8)	(28.7)	(15.6)
Services rendered, electricity, renewable, nitrogenous and others	(2,009)	(1,233)	(2,606)	(5,045)	(5,730)	62.9	(22.9)	(12.0)
Operations abroad	(1,434)	(1,727)	(5,541)	(6,593)	(15,311)	(17.0)	(74.1)	(56.9)
Total	(47,045)	(42,357)	(55,948)	(135,425)	(138,786)	11.1	(15.9)	(2.4)

Cost of goods sold totaled R$ 47.0 billion in 3Q19, an increase of 11,1% over 2Q19. This increase was mainly due to higher oil production costs in 17%, to R$ 23.2 billion, reflecting higher volumes of oil exported in 3Q19, an increase of over 40% in relation to 2Q19, as well as the increase of sales of oil products made with domestic crude. Despite the increase in sales, the cost of production of oil products remained stable at R$ 4.2 billion compared to 2Q19.

On the other hand, production taxes declined, despite the increase in production volume, as a result of the downward trend of Brent and Henry Hub prices, as well as the reduction in spending in the fields of Lula and Jubarte. Such reductions were possible due to the recent decision on the collection in of a portion of Lula's production taxes, due to discussions about its unification with the adjacent production area known as Iracema.

There was a 36.6% increase in natural gas import costs to R$ 3.3 billion to meet thermoelectric demand, mainly related to LNG, as international market went down, maintaining its competitiveness in relation to the Bolivian gas. There was also a 5% increase in oil products import costs, to R$ 4.5 billion, especially diesel, to meet the higher demand of the product in the quarter, as some of its streams were directed to formulation of bunker 0.5%, according to IMO 2020 specifications.

Operating Expenses

Table 6 - Operating expenses						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Sales, General and Administrative Expenses	(6,980)	(5,862)	(7,143)	(18,370)	(18,513)	19.1	(2.3)	(0.8)
Sales	(4,968)	(3,668)	(5,124)	(12,037)	(12,534)	35.4	(3.0)	(4.0)
Materials, services, rentals and other	(4,160)	(2,903)	(2,961)	(9,648)	(8,349)	43.3	40.5	15.6
Depreciation, depletion and amortization	(542)	(557)	(96)	(1,610)	(407)	(2.7)	464.6	295.6
Expected credit losses	(34)	8	(1,875)	(137)	(3,228)	(525.0)	(98.2)	(95.8)
Personnel expenses	(232)	(216)	(192)	(642)	(550)	7.4	20.8	16.7
General and administrative	(2,012)	(2,194)	(2,019)	(6,333)	(5,979)	(8.3)	(0.3)	5.9
Personnel expenses	(1,393)	(1,407)	(1,312)	(4,189)	(3,868)	(1.0)	6.2	8.3
Materials, services, rentals and other	(480)	(599)	(584)	(1,655)	(1,796)	(19.9)	(17.8)	(7.9)
Depreciation, depletion and amortization	(139)	(188)	(123)	(489)	(315)	(26.1)	13.0	55.2
Exploration costs	(276)	(394)	(412)	(1,324)	(1,438)	(29.9)	(33.0)	(7.9)
Costs with research and technological development	(578)	(572)	(626)	(1,669)	(1,712)	1.0	(7.7)	(2.5)
Taxes	(560)	(260)	(582)	(1,172)	(1,373)	115.4	(3.8)	(14.6)
Other (expenses) revenues	(7,755)	15,645	(8,754)	3,641	(16,174)	(149.6)	(11.4)	(122.5)
Total	(16,149)	8,557	(17,517)	(18,894)	(39,210)	(288.7)	(7.8)	(51.8)

Selling, general and administrative expenses totaled R$ 7,0 billion in 3Q19, an increase of 19.1% over 2Q19, mainly due to the increase in logistics expenses for the use of TAG pipelines (R$ 1.0 billion), as we began to pay for their use of after the sale of 90% of our stake in June. Excluding this effect, selling and general and administrative expenses would not have changed compared to 2Q19.

Exploration expenses for oil and gas in 3Q19 were R$ 276 million, a 30% decrease compared to 2Q19, due to lower expenses with dry wells.

Other expenses totaled R$ 7.8 billion in 3Q19 against a positive result of R$ 15.6 billion in 2Q19. This result reflects the US$ 21.4 billion capital gain from the sale of TAG in 2Q19, as well as the negative effects in 3Q19 related to the impairment of platforms P-37 and P-9, in the Marlim and Corvina fields, and Vitória 10,000 rig, in the amount of R$ 2,3 million, and the higher provision for losses with lawsuits, in R$ 2,8 billion, mainly due to the revision of estimates for arbitration losses.

The following is a breakdown of impairment recognized in the quarter:

Table 7 - Impairment

Consolidated - R$ million
Assets by nature	Impairment	Details
Comperj	-68	Investments in Comperj Train 1 utilities
Drilling rig (Vitória 10,000)	-444	Negative auction result from the sale of the rig
P-37	(1,264)	Discontinuation of this platform in Marlim field
Corvina Field	-636	End of production of Corvina field and discontinuation of P-9 platform
Others	2
Total	(2,410)

In 3Q19, an auction was held for the sale of the Vitória 10,000 Drilling rig, an additional impairment was recognized as result of the bid.

Regarding Comperj, given that there is no expectation of future cash flows that return the respective investments, additional losses were recognized in the income statement. In 3Q19, impairment was due to investments in Train 1 utilities, which are part of the necessary joint infrastructure for the flow of the gas produced in Santos Basin's pre-salt.

The company decided to discontinue the use of platform P-37, located in Marlim field and to halt production on the Corvina field, with the recognition of impairment losses on these assets.

Adjusted EBITDA

In 3Q19, consolidated adjusted EBITDA reached R$ 32.6 billion, stable compared to 2Q19, despite the decrease in Brent prices. Resilience to Brent fluctuations was made possible by solid operating performance, with higher margins on diesel and LPG, higher oil exports and diesel sales volumes in Brazil, as well as gains from derivatives related to our offshore operations of oil and oil products.

In 3Q19, the sharp drop in Brent was mitigated by the good operating performance and by the increase in pre-salt share in total production (60.4% of oil production in the quarter).

When the analysis encompasses the entire period under review (2015 X 3Q19), we see that the adjusted EBITDA E&P / boe ratio increased by 120%, while Brent increased by 10.6% over the same period, which evidencesthe improvement in returns as a result of the prioritization of the assets which we are the natural owners.

The reduction in the Refining Adjusted EBITDA ratio by US$/bbl in 3Q19 reflects the negative effect of inventory on the quarterly comparison. In the period beginning since 2015, the downward trajectory is due to the reduction of oil products margins in Brazil.

Financial results

Table 8 - Financial results						Variation (%)
R$ milhões	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Financial income	1,344	1,303	1,690	3,616	6,918	3.1	(20.5)	(47.7)
Revenue from financial investments and government securities	636	449	513	1,557	1,513	41.6	24.0	2.9
Negative goodwill on the repurchase of debt securities	7	5	234	19	1,108	40.0	(97.0)	(98.3)
Gains from signed agreements (electric sector)	(4)	314	−	310	2,068	-	-	(85.0)
Others	705	535	943	1,730	2,229	31.8	(25.2)	(22.4)
Financial expenses	(9,623)	(6,240)	(4,616)	(22,558)	(15,635)	(54.2)	(108.5)	(44.3)
Expenses with financing	(5,094)	(4,836)	(5,563)	(14,880)	(16,346)	(5.3)	8.4	9.0
Unwinding of discount on lease liabilities*	(1,464)	(1,773)	(10)	(4,490)	(28)	17.4	(14540.0)	(15935.7)
Discount and premium on repurchase of debt securities	(2,641)	(2)	(6)	(3,335)	(2,033)	(131950.0)	(43916.7)	(64.0)
Capitalized financial charges	1,248	1,362	1,563	3,912	4,946	(8.4)	(20.2)	(20.9)
Financial update of dismantling provision	(770)	(791)	(596)	(2,347)	(1,787)	2.7	(29.2)	(31.3)
Others	(902)	(200)	(4)	(1,418)	(387)	(351.0)	(22450.0)	(266.4)
Monetary and exchange variations, net	(2,595)	(3,639)	(3,278)	(8,927)	(7,624)	28.7	20.8	(17.1)
Exchange rate variations	23	(791)	(331)	(840)	515	102.9	106.9	(263.1)
Reclassification of hedge accounting	(2,962)	(2,900)	(3,166)	(8,709)	(8,673)	(2.1)	6.4	(0.4)
Others	344	52	219	622	534	561.5	57.1	16.5
Total	(10,874)	(8,575)	(6,204)	(27,869)	(16,341)	(26.8)	(75.3)	(70.5)

*Since 2019, the Company adopted the IFRS 16 prospectively and brought impacts in depreciation. For more information, see financial results report, footnote 3.1, and Adoption of IFRS 16 section.

In 3Q19, we were very active in liability management,strongly tappingthe international capital markets, with the repurchase of US$ 9 billion of debt securities, including an exchange transaction. This movement, essential for the continuous reduction of debt, resulted in a discount on repurchases of R$ 2,641 million (US$ 665 million). This discount was the result of the difficulty in repurchasing securities in the capital market, due to the improvement of our credit risk and the consequent yield, coupled with the lack of options in the financial market for resource allocation.

Eletrobras’ receivables securitization was also relevant to debt reduction, and aslo eliminates the risk of not receiving the future flows, resulting however, in a finance expense of R$ 509 million. Excluding this factor, interest in finance debt would have been R$ 4.6 billion, lower than the previous quarter, due to the lower debt balance. With this payment, the remaining outstanding balance of all debt assumption instruments that Petrobras holds vis-à-vis Eletrobras, in September 30th, is R$ 517 million, with payments expected through April 30, 2021.

The proceeds will be allocated to the Company's liability management, which aims at improving the amortization profile and reducing the cost of debt, taking into account the deleveraging target established in its 2019-2023 Business and Management Plan.

Leasing expenses also reduced due to amortization of payments in addition to the new platforms coming into operation owned by Petrobras.

Last, we highlight that foreign exchange losses reduced earnings by R$ 2.6 billion, compared to the R$ 3.6 billion negative result in 2Q19, mainly due to the positive variation on Class Action's judicial deposits, which were provisioned waiting for the final settlement agreement.

Net income attributable to Petrobras’ shareholders

Net income in 3Q19 reached R$ 9.1 billion - equivalent to R$ 0.70 per share - against R$ 18.9 billion in 2Q19. The lower result compared to the previous quarter was due to the sale of TAG in 2Q19 and income tax expenses in 3Q19 due to the write-off of deferred tax assets abroad, partially offset by the gain on the sale of BR Distribuidora shares in 3Q19. In 9M19, net income was R$ 32 billion, compared to R$ 23.7 billion in the same period last year.

Recurring net income attributable to Petrobras’ shareholders and recurring adjusted EBITDA

Net income and adjusted EBITDA excluding the impact of non-recurring items were R$ 10 billion and US$ 35.1 billion, respectively. In the net income, non-recurring items totaled R$ 1.5 billion before taxes, notably: (i) gains from the sale of BR Distribuidora (R$ 13.9 billion), (ii) losses from legal contingencies (R$ 2.9 billion) and (iii) impairment (R$ 2,4 billion). Adjusted EBITDA was mainly impacted by losses with judicial contingencies mentioned above.

Special Items

Table 9 - Special itens						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Net profit	8,840	19,352	6,904	32,432	23,720	(54.3)	28.0	36.7
Non-recurring items	1,500	16,988	(6,893)	16,913	(6,771)	(91.2)	121.8	349.8
Non-recurring items that do not affect Adjusted EBITDA	4,050	17,742	(1,713)	21,647	(121)	(77.2)	336.4	17,990.1
Impairment of assets and investments	(2,403)	(131)	(1,290)	(2,498)	(1,150)	(1,734.4)	(86.3)	(117.2)
Realization of cumulative translation adjustments - CTA	−	−	−	(127)	−	−	−	−
Income from disposal and disposal of assets	(645)	21,200	(266)	21,244	1,847	(103.0)	(142.5)	1,050.2
Gain from BR Distribuidora's follow on	13,948	−	−	13,948	−	−	−	−
Effect of exchange variation on relevant contingencies in foreign currency	(561)	143	(386)	(476)	(1,962)	(492.3)	(45.3)	75.7
Agreements signed for the electricity sector*[3]	(4)	314	−	310	2,068	(101.3)	−	(85.0)
Losses on prepayment of electricity sector receivables	(509)	−	−	(509)	−	−	−	−
Write-off of deferred tax assets	(3,142)	(3,787)	−	(6,929)	−	17.0	−	−
(Losses) / Gains on repurchase of debt securities	(2,634)	3	229	(3,316)	(924)	(87,900.0)	(1,250.2)	(258.9)
Other non-recurring items	(2,550)	(754)	(5,180)	(4,734)	(6,650)	(238.2)	50.8	28.8
PIDV	(269)	(336)	2	(604)	6	19.9	(13,550.0)	(10,166.7)
Careers and remuneration plan	(1)	(3)	(1,140)	(6)	(1,140)	66.7	99.9	99.5
Reimbursement of values - Operation Lava Jet	446	309	1,735	755	1,736	44.3	(74.3)	(56.5)
Result related to the dismantling of areas	(4)	−	(1)	(4)	(1)	−	(300.0)	(300.0)
State Amnesties Programs	−	−	(346)	−	(471)	−	(100.0)	(100.0)
Expected credit losses related to the electricity sector	3	(10)	(1,894)	(62)	(3,269)	130.0	100.2	98.1
(Losses) / Gains with contingencies	(2,854)	(680)	(3,536)	(4,908)	(3,797)	(319.7)	19.3	(29.3)
Equalization of expenses - AIP	129	(34)	−	95	−	479.4	−	−
Revenue with a contractual penalty for the non-liquidation of the sale of Liquigás	−	−	−	−	286	−	−	(100.0)
Net effect of special items on IR / CSLL	(2,385)	(7,064)	1,142	(8,957)	1,101	66.2	(308.8)	(913.5)
Recurring Net Income	9,726	9,428	12,655	24,476	29,390	3.2	(23.1)	(16.7)
Petrobras Shareholders - continuing operations	9,973	8,942	12,395	24,028	29,347	11.5	(19.5)	(18.1)
Non-controlling shareholders - continuing operations	(247)	486	260	448	43	(150.8)	(195.0)	941.9
IFRS 16 effects	(920)	(688)	−	(2,319)	−	(33.7)	−	−

Adjusted EBITDA	32,582	32,651	29,856	92,720	85,691	(0.2)	9.1	8.2
Non-recurring Items	(2,550)	(754)	(5,180)	(4,734)	(6,650)	(238.2)	50.8	28.8
Recurring Adjusted EBITDA	35,132	33,405	35,036	97,454	92,341	5.2	0.3	5.5
IFRS 16 effects	3,769	4,475	−	11,971	−	(15.8)	−	−

In Management's judgment, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant. In 3Q19, the write-off of deferred tax assets and discount / premium on debt securities repurchases were classified as non-recurring items, resulting in reclassifications in the comparative period results.

*Registered in the financial results

Adoption of IFRS 16

The table below shows the impacts on the main lines of the Balance Sheet, Income Statement and Cash Flow.

Table 10 – Effects of the adoption of IFRS 16

R$ million	Disclosed on 09.30.2019	Effects of the adoption of IFRS 16	Balance without effects of IFRS 16 as of 09.30.2019

Balance Sheet
Assets	924,465	94,242	830,223
Liabilities and equity	924,465	94,242	830,223

Statement of Income
Gross profit	85,049	507	84,542
Operational expenses	(18,894)	469	(19,363)
Operating income (loss)	66,155	976	65,179
Net financial result	(27,869)	(4,490)	(23,379)
Results in equity-accounted investments	1,411	−	1,411
Income (loss) before taxes	39,697	(3,514)	43,211
Income tax and social contribution	(17,393)	1,195	(18,588)
Net income (loss) from continuing operations	22,304	(2,319)	24,623
Net income (loss) from discontinued operations	10,128	−	10,128
Net income (loss)	32,432	(2,319)	34,751

Statement of Cash Flow
Net cash provided by operating activities	71,073	10,501	60,572
Net cash provided by (used in) investing activities	23,985	3,636	20,349
Net cash used in financing activities	(100,081)	(14,137)	(85,944)
Cash and cash equivalents at end of period	54,882	−	54,882

Net debt	314,072	98,524	215,548
Adjusted EBITDA excluding IFRS16	92,720	11,971	80,749
LTM Adjusted EBITDA	121,880	11,971	109,909
Net Debt / LTM Adjusted EBITDA	2.58	0.62	1.96

The adoption of IFRS 16 does not alter Petrobras' deleveraging strategy, maintaining the goal of reducing the net debt / adjusted EBITDA ratio to 1.5x by 2020.

Investments***

Investment amounts (CAPEX) include acquisition of property, plant and equipment, including leasing, intangible assets, investments in subsidiaries and affiliates, geology and geophysics expenses, research and development expenses and pre-operating expenses. To CAPEX presented in this session of the report, international accounting standard IFRS16 - is not applicable.

Table 11 - Investments by segment						Variation (%)
US$ millions	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Exploration and Production	1,912	2,118	3,440	6,003	8,892	(9.7)	(44.4)	(32.5)
Refining	457	320	292	1,013	732	42.6	56.5	38.4
Gas and Power	167	87	110	324	281	92.5	52.2	15.3
Distribution*	1	34	33	71	90	(98.4)	(98.4)	(21.6)
Others	75	36	33	146	118	110.5	126.9	23.4
Total	2,612	2,595	3,908	7,556	10,113	0.7	(33.2)	(25.3)

In 3Q19, investments totaled US$ 2.6 billion, out of which more than 75% corresponding to capital investments. In 9M19 we reached US$ 7.6 billion, in line with the new target of US$ 10 to 11 billion, announced in 2Q19.

Capital investments are those investments with the primary objective of increasing the capacity of existing assets, deploying new production assets, offloading and storage of assets, increasing asset efficiency or return, and deploying essential infrastructure to enable other capital investment projects. They include acquisitions of assets / companies and investments in exploratory activities.

On the other hand, current investments are those investments whose main objective to maintain the operation of existing assets (ie, they do not aim to increase the capacity of the facilities) and investments in infrastructure whose implementation is not essential to enable another project of capital investment.

In 3Q19, investments in the Exploration and Production segment totaled US$ 1.9 billion, of which over 85% were capital investments. Investments were concentrated mainly: (i) in the development of production of the Santos Basin pre-salt pole; (ii) development of new wells in the post-salt; and (iii) exploration of new producing areas.

In the Refining segment, investments totaled US$ 0.5 billion in 3Q19, of which over 45% were capital investments. In the Gas and Power segment, investments totaled US$ 0.2 billion in 3Q19, of which over 60% were capital investments.

The investment results presented in 3Q19, especially the major production development projects, reinforce the projection of a range between US$ 10.0 and 11.0 billion for the year, as reported in 2Q19, not including bids.

The following table presents the main information of the new oil and gas production systems already contracted.

* With the sale of BR Distribuidora, the investments of this subsidiary were deconsolidated from 3Q19.

Table 12 – Main Projects***

Project	Start-up	FPSO capacity (bpd)	CAPEX Petrobras spent US$ bi	Total CAPEX Petrobras US$ bi	Petrobras Share	Status
Berbigão (P-68) Owned unit	2019	150,000	1.5	2.6	42,5%**	Project in phase of execution with production system with more than 99% of physycal progress. 11 wells drilled and 5 completed
Atapu 1 (P-70) Owned unit	2020	150,000	1.6	3.8	100%**	Project in phase of execution with production system with more than 97% of physycal progress. 10 wells drilled and 2 completed
Sépia 1 (FPSO Carioca) Chartered unit	2021	180,000	0.2	3.0	100%**	Project in phase of execution with production system with more than 70% of physycal progress. 5 wells drilled and 2 completed
Mero 1 (FPSO Guanabara) Chartered unit	2021	180,000	0.1	1.3	40.0%	Project in phase of execution with production system with more than 60% of physycal progress. 4 wells drilled and 1 completed
Búzios 5 (FPSO Alm. Barroso) Chartered unit	2022	150,000	0.1	3.1	100.0%	Project in phase of execution with production system with more than 10% of physycal progress and 1 wells drilled
Mero 2 (FPSO Sepetiba) Chartered unit	2023	180,000	0.01	1.2	40.0%	Project in phase of execution with production system with more than 10% of physycal progress. 4 wells drilled and 2 completed
Marlim 1 (FPSO Anita Garibaldi) Chartered unit	2022	80,000	0.04	2.8	100.0%	Project under execution, letter of intent signed for charter of the platform in October 2019
Marlim 2 (FPSO Ana Néri) Chartered unit	2023	70,000	0.01	1.9	100.0%	Project under execution, letter of intent signed for charter of the platform in June 2019 4 wells drilled and 2 completed.

* Petrobras share in main field, ongoing unitization process

Portfolio Management

We concluded the public offering of BR Distribuidora shares in July, which, together with the cash inflow from the Pargo cluster sale, signed in 2018, resulted in a cash inflow of US$ 2.9 billion in 3Q19. In addition, we have signed contracts for the sale of shallow and terrestrial water fields for a total of US$ 213 million. These transactions, although of low values relative to the total of the portfolio of divested assets, are of paramount importance for efficient portfolio management and cost savings, as they are non-core assets.

These sales have contributed to our total US$ 15.3 billion in total signed and completed divestment transactions by 2019 to date, including transactions signed in 2018 and completed 2019 (with cash inflows of US$ 13.3 billion, as detailed below).

Table 13 – Signed transactions

Asset	Transaction amount (US$ million)	Cashed in (US$ million)
Maromba field	90	20
Pasadena refinery	562	467
TAG*	8,722	8,722
Tartaruga Verde field	1,294	259
Onshore fields - RN	384	29
BR Distribuidora	2,553	2,553
Pampo and Enchova cluster	851	53
Baúna field	665	50
Macau Cluster	191	48
Belém Bioenergia Brasil	6	0
Ponta do Mel e Redonda	7	0
Lagoa Parda cluster	9	1
Pargo cluster	signed in 2018	324
Distribution in Paraguai	signed in 2018	381
PO&G BV	signed in 2018	350
Total value	15,334	13,257

In addition we have the following divestment assets in our portfolio, as well as several projects in the structuring phase for sale, whose teasers will be launched soon.

Table 14 – Assets in divestment process

Teaser / Non-biding phase	Binding phase
Refining assets - (RNEST, RLAM, REPAR, REFAP, RNEST, RLAM, REPAR and REFAP)	Liquigás
Onshore fields (AM)	Deepwater areas (Sergipe Alagoas)
Onshore fields (BA, ES, SE, and CE)
Shallow waters fields (CE, SE, ES and RJ)
UFN-III and Araucária Nitrogenados
Breitener Energética
Mega

The additional sale of shares in BR Distribuidora and the start of the refineries divestment process are among the main actions established in the Resilience Plan and in the new guidelines for our portfolio management. Petrobras reinforces the importance of portfolio management focusing on core assets, in order to improve our capital allocation, enable debt and capital cost reduction, and the consequent increase in value generation to the company and to our shareholders.

* US$ 800 million refers to the payment of a TAG debt to BNDES.

Liquidity and Capital Resources*

Table 15 - Liquidity and Capital Resources

R$ million	3Q19	2Q19	3Q19	9M19	9M18
Adjusted cash and cash equivalents at the beginning of period	68,393	32,106	61,476	49,656	68,257
Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(2,456)	(4,370)	(4,060)	(4,198)	(6,237)
Cash and cash equivalents at the beginning of period	65,937	36,476	65,536	53,854	74,494
Cash generation from operting activities	32,824	20,500	21,925	71,073	69,738
Continuing operating activities	32,558	20,626	21,703	69,849	68,513
Operating Activities of Discontinued Operations	266	(126)	222	1,224	1,225
Resources used in investing activities	(2,551)	31,030	(13,163)	23,985	(12,231)
Continuing operations investing activities	(9,945)	31,173	(13,051)	16,789	(12,215)
Investments in business areas	(7,106)	(8,059)	(13,833)	(21,111)	(33,781)
Asset sales receipt (divestments)	(3)	34,512	3	35,685	16,881
Dividends Received	79	2,754	869	3,262	2,542
Investments in securities	(2,915)	1,966	(90)	(1,047)	2,143
Investment activities of discontinued operations	7,394	(144)	(112)	7,196	(16)
(=) Cash From Operating and Investing Activities	30,273	51,530	8,762	95,058	57,507
Net resources used for financing activities of continuing activities	(48,330)	(19,735)	(19,420)	(98,099)	(85,188)
Net Financing	(41,844)	(9,971)	(18,939)	(78,333)	(83,515)
Proceeds from long-term financing	17	1,914	2,291	17,899	29,446
Amortizations	(41,861)	(11,885)	(21,230)	(96,232)	(112,961)
Amortizations of leasing	(5,494)	(5,366)	−	(14,137)	−
Dividends paid to Petrobras shareholders	(1,184)	(3,944)	(595)	(5,128)	(1,190)
Dividends paid to non-controlling shareholders	(12)	(336)	(26)	(349)	(334)
Non-controlling interest	204	(118)	140	(152)	(149)
Financing activities of discontinued operations	(50)	(1,694)	38	(1,982)	(192)
Net funds generated (used) by financing activities	(48,380)	(21,430)	(19,382)	(100,081)	(85,380)
Exchange rate effect on cash and cash equivalents	7,052	(639)	1,887	6,051	10,182
Cash and cash equivalents at end of period	54,882	65,937	56,803	54,882	56,803
Federal government bonds and time deposits over 3 months at period end	5,427	2,456	4,164	5,427	4,164
Adjusted cash at end of period	60,309	68,393	60,967	60,309	60,967
Free Cash Flow Reconciliation
Cash generation from operating activities	32,824	20,500	21,925	71,073	69,738
Investments in business areas	(7,106)	(8,059)	(13,833)	(21,111)	(33,781)
Free cash flow*	25,718	12,441	8,092	49,962	35,957

At September 30, 2019, cash and cash equivalents totaled R$ 54.9 billion and adjusted cash and cash equivalents totaled R$ 60.3 billion. 3Q19 was marked by the inflow of funds from operating cash generation of R$ 32.8 billion and the net proceeds of R$ 7.4 billion from the sale of BR Distribuidora shares (inflow of funds of R$ 9.6 billion and deconsolidation of BR's cash of R $ 2.2 billion). These funds, together with the cash inflows related to the sale of TAG in 2Q19, were used to prepay debt and amortization of principal and interest due in the period, which totaled R$ 41.9 billion, as well as capex in the business areas.

Operating generation grew 60% in the quarter, mainly due to cash inflows from the securitization of Eletrobras receivables, in the amount of R$ 8.4 billion.

In line with the resilience plan, we are working to release excess cash, allowing us to relocate to more productive uses. In 3Q19, we reduced cash by R$ 10.0 billion for debt amortization, but we closed 3Q19 with cash still above the desired level, given the cash inflow regarding the securitization of Eletrobras’ receivables that occurred in the end of 3Q19 and the fact that we found difficulty in prepaying debt, reflecting the improvement in our credit risk with our creditors.

* With the adoption of IFRS 16, leases that impacted the Investment activity were reclassified to the Finance activity.

From January to September, the company settled several loans and financing, in the amount of R$ 96.2 billion, with the following highlights: i) repurchase and / or redemption of R$ 38.5 billion (US$ 9.9 billion) securities in the international capital market, with the payment of a net premium to holders of securities that delivered their securities in the operation in the amount of R$ 3.3 billion (US$ 844 million); (ii) the prepayment of R$ 31.4 billion (US$ 8.1 billion) of loans in the domestic and international banking markets; and (iii) prepayment of R$ 2.2 billion (US$ 578 million) of BNDES financing.

3Q19 was especially relevant for debt reduction with highlights to: (i) the repurchase and / or redemption of US$ 2.8 billion of securities in the international capital market and (ii) the prepayment of US$ 2.8 billion of loans in the international banking market.

Additionally, in September, the Company completed a liability management exercise in the international market in the amount of US$ 6.2 billion, by offering to exchange securities maturing between 2023 and 2029 (Global Notes), in amounts equivalent to US$ 3.7 billion, for a new security maturing in 2030, and to prepay US$ 2.5 billion for the same notes.

EBITDA x OCF x FCF x FCFE reconciliation

Adjusted EBITDA reached R$ 32.6 billion in 3Q19, in line with the previous quarter. Cash effects not captured in EBITDA, such as payment of Petros' term of conduct and escrow deposits, were mainly offset by cash inflows from the securitization of Eletrobras receivables. Operating cash flow reached a record level of R$ 32.8 billion in 3Q19 and investments in the company's business were R$ 7.1 billion resulting in free cash flow of R$ 25.7 billion in 3Q19.

Debt indicators

Our commitment to deleveraging had significant results in 3Q19. The inflow of disinvestment resources led to a 13% and 11% fall in gross debt as of September 30, 2019, reaching US$ 66 billion without the effects of IFRS16 and US$ 89.9 billion with the effects of IFRS16, respectively. In addition, liability management increased the average maturity from 10.25 years to 10.42 years, while reducing the average rate from 6.0% to 5.9% per year and leverage to 45%.

Strong cash generation and lower leasing balance contributed to a 10% reduction in net debt, which reached US$ 75 billion under IFRS16.

Deleveraging is a priority for Petrobras, whose goal is to reduce the net debt/adjusted LTM EBITDA ratio to 1.5x by 2020, considering the effects of IFRS 16. At September 30, 2019, the net debt/adjusted LTM EBITDA ratio was 2.58x considering the effects of IFRS 16, a decrease from 2.69x at June 30, 2019.

Table 16 – Debt indicators

US$ millions	09.30.2019	06.30.2019	Δ %	09.30.2018
Gross Debt (without IFRS16)	66,070	75,527	(12.5)	87,927
Banking Market	34,815	40,584	(14.2)	44,196
Capital Markets	25,249	28,479	(11.3)	35,389
Development banks	1,950	2,163	(9.8)	4,050
Export Credit Agencies	3,812	4,049	(5.9)	3,994
Related parties	−	−		−
Others	244	252	(3.2)	298
Finance leases (IFRS 16)	23,831	25,502	(6.6)	188
Gross debt ( with IFRS 16)	89,901	101,029	(11.0)	88,115
Adjusted cash and cash equivalents	14,482	17,355	(16.6)	15,227
Net debt	75,419	83,674	(9.9)	72,888
Net debt (without IFRS)	51,588	58,172	(3.3)	72,700
Net Debt/(Net Debt + market cap) - Leverage	45%	46%	(0.0)	50%
Average interest rate (%)	5.9	6.0	(1.7)	6.2
Duration (years)	10.42	10.25	1.7	9.05
Net debt/Adjusted EBITDA ratio	2.40	2.71	(11.4)	2.62
Gross debt/Adjusted EBITDA ratio	2.86	3.28	(12.9)	3.16
R$ million
Gross Debt (without IFRS16)	275,142	289,432	(4.9)	352,801
Finance Lease (IFRS 16)	99,239	97,730	1.5	−
Adjusted cash and cash equivalents	60,309	66,508	(9.3)	60,967
Net Debt	314,072	320,654	(2.1)	291,834
Net Debt (without IFRS16)	214,833	222,924	(3.6)	291,834
Net debt/Adjusted EBITDA ratio	2.58	2.69	(4.1)	2.96

RESULTS BY SEGMENT

EXPLORATION and PRODUCTION

Table 17 – E&P results						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Sales revenues	49,806	49,649	51,813	142,353	140,771	0.3	(3.9)	1.1
Gross profit	22,828	22,878	23,654	62,964	61,109	(0.2)	(3.5)	3.0
Operating expenses	(5,050)	(2,213)	(5,357)	(9,371)	(7,804)	(128.2)	5.7	(20.1)
Operating income (loss)	17,778	20,665	18,297	53,593	53,305	(14.0)	(2.8)	0.5
Net income (loss) attributable to the shareholders of Petrobras	11,820	13,789	12,334	35,747	35,462	(14.3)	(4.2)	0.8
Adjusted EBITDA of the segment	32,142	31,523	27,937	89,140	77,452	2.0	15.1	15.1
EBITDA margin of the segment (%)	65	63	54	63	55	1.6	19.7	13.8
Average Brent crude (US$/bbl)	61.94	68.82	75.27	64.65	72.13	(10.0)	(17.7)	(10.4)
Sales price - Brazil
Crude oil (US$/bbl)	58.10	64.79	70.14	60.58	66.64	(10.3)	(17.2)	(9.1)
Lifting cost - Brazil (US$/boe)*
excluding production taxes	9.67	10.43	11.17	10.16	11.12	(7.3)	(13.4)	(8.6)
Onshore	18.19	19.50	19.77	19.36	19.95	(6.7)	(8.0)	(3.0)
Shallow waters	30.56	31.64	25.01	30.98	25.05	(3.4)	22.2	23.7
Deep and ultra-deep post-salt	14.21	13.63	13.53	12.96	13.41	4.3	5.0	(3.4)
Pre-salt	5.03	6.03	6.45	5.87	6.43	(16.6)	(22.0)	(8.8)
including production taxes	19.50	23.17	25.84	21.71	24.59	(15.8)	(24.5)	(11.7)
Production taxes - Brazil	9,120	13,705	10,943	31,878	29,824	(33.5)	(16.7)	6.9
Royalties	4,661	4,722	4,900	13,478	13,265	(1.3)	(4.9)	1.6
Special participation**	4,410	8,934	5,995	18,255	16,421	(50.6)	(26.4)	11.2
Area rentals	49	49	48	145	138	−	2.1	5.1

Despite Brent's fall, gross profit remained stable due to increased production. Operating income decreased, mainly due to the effect of impairment in 3Q19 of P-37 platform in Marlin field,Corvina field and the Vitória 10,000 drilling rig.

In 3Q19, US dollar cash cost (lifting cost) without government participation in the pre-salt reached US$ 5/boe, down 17% over the previous quarter, mainly due to the increase in production due to the production ramp-up of the platforms of the field of Búzios.

In post-salt, there was a 4% increase in cash cost (lifting cost) without government participation, due to higher expenses with the integrity of the Campos Basin production systems and interventions in the Marlim Sul field, attenuated by the small increase in production from the start-up of two new wells at the Campos dos Goytacazes FPSO in the Tartaruga Verde Field.

In shallow water, the 3% drop in cash cost (lifting cost) without government participation is mainly explained by the increase in production from PPM-1 and PCH-2 platforms, which returned from maintenance shutdowns in 2Q19. Onshore we had a 7% reduction in lifting costs without government participation, due to the higher gas delivery in the State of Amazonas and the impact of the 1.3% devaluation of the real against the dollar.

The quarterly decline in production taxes in US dollars occurred, despite the increase in volume produced, due to lower Brent and Henry Hub prices, as well as to lower spending in the Lula and Jubarte fields, primarily due to recent court decision on the collection of a portion of the production taxes of the Lula field, due to discussions about its unification with the adjacent production area known as Iracema. In unit terms, the reduction was intensified by the production ramp-up of the transfer of rights, which are not subject to the special participation rate.

*In 2019, seeking to preserve temporal comparability, the management indicator lifting cost remains considering the consideration of leases in its composition, that is, preserving the criterion prior to the adoption of IFRS 16.

**	The R$ 8.9 billion in special participation in 2Q19 includes R$ 3.5 billion related to the unification of the Parque das Baleias, whose agreement was signed in Apr19.

Refining

Table 18 - Refining results						Variation (%)
R$ million	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Sales revenues	67,947	65,399	76,289	194,149	197,049	3.9	(10.9)	(1.5)
Gross profit	4,899	6,078	7,688	15,613	23,045	(19.4)	(36.3)	(32.2)
Operating expenses	(3,854)	(4,640)	(3,099)	(10,827)	(7,420)	16.9	(24.4)	45.9
Operating Income (Loss)	1,045	1,438	4,589	4,786	15,625	(27.3)	(77.2)	(69.4)
Profit (Loss) - Petrobras Shareholders	479	1,122	3,410	3,506	11,725	(57.3)	(85.9)	(70.1)
Segment Adjusted EBITDA	3,725	4,760	6,690	13,237	21,393	(21.7)	(44.3)	(38.1)
Segment EBITDA margin (%)	5%	7%	9%	7%	11%	(24.7)	(37.5)	(37.2)
Cost of refining (US$ / barrel) - Brazil	2.40	2.58	2.27	2.52	2.52	(7.0)	5.7	−
Cost of refining (R$ / barrel) - Brazil	9.53	10.14	8.95	9.80	9.01	(6.0)	6.5	8.8
Basic oil products price - Internal Market (R$ / bbl)	289.78	307.87	330.33	291.88	295.27	(5.9)	(12.3)	(1.1)

In 3Q19, the reduction in gross profit from the Refining segment was mainly due to the inventory turnover effect, which was approximately R$ 1.3 billion. Inventories were realized at prices higher than input replacement prices, due to the progressive reduction of Brent between quarters, reducing the margin in 3Q19. Higher domestic diesel and fuel oil export margins had a positive impact on the result, as well as higher sales of diesel, gasoline and QAV, had a positive impact on the result.

The refining unit cost decreased in reais due to the increase in the processed load. Refinery utilization factor increased to 80% in 3Q19 from 76% in 2Q19.

Operating income declined, reflecting lower gross profit, partially offset by lower impairment expenses.

Gas and Power

Table 19 - Gas and Power results						Variation (%)
R$ millions	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Sales revenues	11,750	10,099	13,501	33,938	33,037	16.3	(13.0)	2.7
Gross profit	3,673	3,815	2,217	10,907	8,264	(3.7)	65.7	32.0
Operating expenses	(2,510)	19,251	(3,579)	14,859	(8,264)	(113.0)	30.0	280.0
Operating income (loss)	1,163	23,066	(1,362)	25,766	−	(95.0)	185.0	−
Net income (loss) attributable to the shareholders of Petrobras	783	15,255	(808)	16,973	(56)	(94.9)	197.0	30,409.0
Adjusted EBITDA of the segment	1,974	2,279	(674)	6,486	1,939	(13.4)	393.0	234.5
EBITDA margin of the segment (%)	17%	23%	(5%)	19%	6%	(5.8)	21.8	13.2
Domestic sales price - natural gas (US$/bbl)	45.57	47.97	42.30	47.66	40.84	(5.0)	8.0	17.0

In 3Q19, gross profit reduced due to lower margins of the energy segment in the Free Contracting Market (ACL) due to the increase in difference settlement prices, increasing the settlement costs of the sale contracts at the electric energy trading chamber.

The lower operating income reflects the increase in selling expenses due to the higher payment of TAG's tariff (in the amount of R$ 1 billion) in 3T19 and the positive result of the TAG sale in 2Q19.

Annex I- Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the Directors' view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: investments, impairment, results with divestments and write-off of assets, and cumulative exchange effects of (CTA) reclassified to income.

In the calculation of adjusted EBITDA, the Company added, for the periods of 2018, foreign exchange gains and losses resulting from provisions for lawsuits in foreign currencies. Provisions for legal proceedings in foreign currencies consist mainly of Petrobras' share of the Class Action agreement, which ended in December 2017. Exchange gains or losses on provisions of legal proceedings are presented in Other Income and Expenses for accounting purposes, but Management does not consider them as part of the Company's current activities, as they are similar to the exchange effects presented in the Net Financial Result. No adjustments were made in the comparative periods presented, since the values were not significant.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Net Debt to Adjusted EBITDA metric established in the Business and Management Plan (BMP 2019-2023), helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 20 - Adjusted EBITDA Reconciliation						Variation (%)
R$ millions	3Q19	2Q19	3Q18	9M19	9M18	3Q19 / 2Q19	3Q19 / 3Q18	9M19 / 9M18
Net income (loss)	(509)	19,050	5,825	22,304	22,131	(102.7)	(108.7)	0.8
Net finance income (expense)	10,874	8,576	6,204	27,869	16,341	26.8	75.3	70.5
Income taxes	3,938	11,611	4,553	17,393	12,803	(66.1)	(13.5)	35.9
Depreciation, depletion and amortization	14,985	14,696	10,598	43,557	32,405	2.0	41.4	34.4
EBITDA	29,288	53,933	27,180	111,123	83,680	(45.7)	7.8	32.8
Share of earnings in equity-accounted investments	(446)	(470)	(975)	(1,411)	(1,797)	5.1	54.3	21.5
Impairment losses / (reversals)	2,410	107	1,501	2,491	1,382	2,152.3	60.6	80.2
Realization of cumulative translation adjustment	−	−	−	127	−	−	−	−
Gains/ losses on disposal/ write-offs of non-current assets	645	(21,200)	266	(21,244)	(1,847)	103.0	142.5	(1,050.2)
Foreign exchange gains or losses on material provisions for legal proceedings	561	(143)	386	476	1,962	492.3	45.3	(75.7)
Adjusted EBITDA from continued operations	32,458	32,227	28,358	91,562	83,380	0.7	14.5	9.8
Adjusted EBITDA from discontinued operations	124	424	1,498	1,158	2,311	(70.8)	(91.7)	(49.9)
Total Adjusted EBITDA	32,582	32,651	29,856	92,720	85,691	(0.2)	9.1	8.2

Adjusted EBITDA margin (%)	42	44	32	42	37	(4.5)	31.9	13.5

Table 21 - Statement of Income Abroad – 9M19

R$ million	E&P	REFINING	GAS and POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales Revenues	545	63	170	2,935	-	-	3,713
Gross Profit	242	37	54	164	-	-	497
Income before finance income, participations and taxes	(1,277)	(212)	(23)	591	-	-	(921)
Net income (loss) attributable to the shareholders of Petrobras	(468)	(140)	(1)	390	-	-	(219)

FINANCIAL STATEMENTS

Table 22 - Income Statement - Consolidated

R$ million	3Q19	2Q19	3Q18	9M19	9M18
Sales revenues	77,051	72,567	89,072	220,474	227,474
Cost of sales	(47,045)	(42,357)	(55,948)	(135,425)	(138,786)
Gross profit	30,006	30,210	33,124	85,049	88,688
Selling expenses	(4,968)	(3,668)	(5,124)	(12,037)	(12,534)
General and administrative expenses	(2,012)	(2,194)	(2,019)	(6,333)	(5,979)
Exploration costs	(276)	(394)	(412)	(1,324)	(1,438)
Research and development expenses	(578)	(572)	(626)	(1,669)	(1,712)
Other taxes	(560)	(260)	(582)	(1,172)	(1,373)
Other income and expenses, net	(7,755)	15,645	(8,754)	3,641	(16,174)
	(16,149)	8,557	(17,517)	(18,894)	(39,210)
Operating income	13,857	38,767	15,607	66,155	49,478
Finance income	1,344	1,303	1,690	3,616	6,918
Finance expenses	(9,623)	(6,240)	(4,616)	(22,558)	(15,635)
Foreign exchange and inflation indexation charges	(2,595)	(3,639)	(3,278)	(8,927)	(7,624)
Net finance income (expense)	(10,874)	(8,576)	(6,204)	(27,869)	(16,341)
Share of earnings in equity-accounted investments	446	470	975	1,411	1,797
Income (loss) before taxes	3,429	30,661	10,378	39,697	34,934
Income taxes	(3,938)	(11,611)	(4,553)	(17,393)	(12,803)
Net Income (loss) from continuing operations	(509)	19,050	5,825	22,304	22,131
Net Income (loss) from discontinued operations	9,349	302	1,079	10,128	1,589
Net Income (Loss)	8,840	19,352	6,904	32,432	23,720
Attributable to:	−	−	−	−	−
Petrobras Shareholders	9,087	18,866	6,644	31,984	23,677
Net income (loss) from continuing operations	(223)	18,651	5,876	22,119	22,545
Net income (loss) from discontinued operations	9,310	215	768	9,865	1,132
Non-controlling interests	(247)	486	260	448	43
Net income (loss) from continuing operations	(286)	399	(50)	185	(413)
Net income(loss) from discontinued operations	39	87	310	263	456
	8,840	19,352	6,904	32,432	23,720

Table 23 - Statement of Financial Position – Consolidated

ASSETS - R$ million	09.30.2019	12.31.2018
Current assets	147,601	143,606
Cash and cash equivalents	54,882	53,854
Marketable securities	5,427	4,198
Accounts receivable, net	17,495	22,264
Inventories	31,583	34,822
Recoverable taxes	10,788	7,883
Assets classified as held for sale	18,892	7,540
Deposits linked to class action	0	7,287
Other current assets	8,534	5,758
Non-current assets	776,864	716,867
Long-term receivables	74,636	85,478
Trade and other receivables, net	10,279	21,281
Marketable securities	198	205
Judicial deposits	31,262	26,003
Deferred taxes	9,325	10,384
Other tax assets	13,463	13,717
Advances to suppliers	1,520	2,575
Other non-current assets	8,589	11,313
Investments	23,579	10,690
Property, plant and equipment	668,742	609,829
Intangible assets	9,907	10,870
Total assets	924,465	860,473

LIABILITIES - R$ million	09.30.2019	12.31.2018
Current liabilities	133,660	97,068
Trade payables	24,357	24,516
Finance debt	32,129	14,207
Leasings	22,732	89
Taxes and contributions	12,928	14,595
Proposed dividends	2,472	4,296
Employee compensation (payroll, profit-sharing and related charges)	7,370	6,426
Pension and health plans	3,147	3,137
Provision for legal and administrative proceedings	0	13,493
Liabilities associated with assets held for sale	18,184	3,808
Agreement with north-american authorities	0	3,034
Other current liabilities	10,341	9,467
Non-current liabilities	481,052	479,862
Financial debt	243,013	311,954
Financial leasing obligations	76,507	626
Income Tax and social contribution	2,063	2,139
Deferred taxes	10,735	2,536
Pension and health plans	80,671	85,012
Provision for legal and administrative proceedings	13,048	15,202
Provision for decommisioning costs	49,364	58,637
Other non-current liabilities	5,651	3,756
Shareholders´ equity	309,753	283,543
Share capital	205,432	205,432
Profit reserves and others	100,820	71,793
Non-controlling interests	3,501	6,318
Total liabilities and shareholders´ equity	924,465	860,473

Table 24 - Statement of Cash Flows – Consolidated

R$ million	3Q19	2Q19	3Q18	9M19	9M18
Net income (loss) for the year	8,840	19,352	6,904	32,432	23,720
Adjustments for:	−	−	−	−	−
Result of discontinued operations	(9,349)	(302)	(1,079)	(10,128)	(1,589)
Pension and medical benefits (actuarial expense)	2,053	2,057	1,834	6,167	5,498
Results in equity-accounted investments	(446)	(470)	(976)	(1,411)	(1,798)
Depreciation, depletion and amortization	14,985	14,696	10,598	43,557	32,405
Impairment assets (reversal)	2,410	107	1,501	2,491	1,382
Inventory write-down to net realizable value	64	122	77	32	132
Allowance (reversals) for impairment of trade and other receivables	122	49	1,918	268	3,351
Exploratory expenditures write-offs	5	54	27	248	259
Gains and losses on disposals/write-offs of assets	(1,042)	(19,057)	265	(20,788)	(1,848)
Foreign exchange, indexation and finance charges	10,334	7,770	7,284	26,691	22,352
Deferred income taxes, net	4,696	7,123	(297)	11,321	523
Reclassification of cumulative translation adjustment and other comprehensive income	−	−	−	127	−
Revision and financial update of decommissioning areas	798	791	597	2,375	1,788
Gain on remeasurement of investment retained with loss of control	1,686	(2,143)	−	(457)	−
Decrease (Increase) in assets
Trade and other receivables, net	6,825	103	(4,850)	10,807	(9,918)
Inventories	2,979	(3,829)	(2,975)	501	(9,653)
Judicial deposits	(2,265)	(1,640)	(1,629)	(6,420)	(5,582)
Deposits linked to Class Action	11,117	143	(3,823)	7,424	(7,434)
Other assets	186	(1,632)	(1,472)	(3,337)	2,707
Increase (Decrease) in liabilities
Trade payables	229	(906)	5,002	(2,982)	6,165
Other taxes payable	(3,051)	4,681	3,329	974	9,786
Income taxes paid	(6,608)	(1,678)	(3,197)	(8,968)	(6,910)
Pension and medical benefits	(3,613)	(1,219)	(725)	(5,524)	(2,512)
Provision for legal proceedings	(9,868)	(5,115)	(352)	(14,553)	1,690
Salaries, holidays, charges and participations	886	(141)	697	1,361	2,282
Other liabilities	585	1,710	3,045	(2,359)	1,717
Net cash from operating activities of continuing activities	32,558	20,626	21,703	69,849	68,513
Discontinued operations activities	266	(126)	222	1,224	1,225
Net cash from operating activities	32,824	20,500	21,925	71,073	69,738
Cash flows from Investing activities
Capital expenditures	(7,057)	(8,022)	(13,826)	(21,021)	(33,677)
Investments in investees	(49)	(37)	(7)	(90)	(104)
Proceeds from disposal of assets - Divestment	(3)	34,512	3	35,685	16,881
Divestment (Investment) in marketable securities (*)	(2,915)	1,966	(90)	(1,047)	2,143
Dividends received (**)	79	2,754	869	3,262	2,542
Net cash used in investing activities of continuing activities	(9,945)	31,173	(13,051)	16,789	(12,215)
Investment activities from discontinued operations	7,394	(144)	(112)	7,196	(16)
Net resources used by investing activities	(2,551)	31,030	(13,163)	23,985	(12,231)
Cash flows from Financing activities
Investments by non-controlling interest	204	(118)	140	(152)	(149)
Financing and loans, net:	−	−	−	−	−
Proceeds from financing	17	1,914	2,291	17,899	29,446
Repayment of principal	(36,228)	(8,702)	(15,571)	(81,625)	(96,963)
Repayment of interest (**)	(5,633)	(3,183)	(5,659)	(14,607)	(15,998)
Rentals amortization	(5,494)	(5,366)	−	(14,137)	−
Dividends paid to shareholders of Petrobras	(1,184)	(3,944)	(595)	(5,128)	(1,190)
Dividends paid to non-controlling interests	(12)	(336)	(26)	(349)	(334)
Net resources used for financing activities of continuing activities	(48,330)	(19,735)	(19,420)	(98,099)	(85,188)
Financing activities of discontinued operations	(50)	(1,694)	38	(1,982)	(192)
Net funds generated (used) by financing activities	(48,380)	(21,430)	(19,382)	(100,081)	(85,380)
Effect of exchange rate changes on cash and cash equivalents	7,052	(639)	1,887	6,051	10,182
Net increase / (decrease) in cash and cash equivalents	(11,055)	29,461	(8,733)	1,028	(17,691)
Cash and cash equivalents at the beginning of the year	65,937	36,476	65,536	53,854	74,494
Cash and cash equivalents at the end of the period	54,882	65,937	56,803	54,882	56,803

SEGMENT INFORMATION

Table 25 - Consolidated Income Statement by Segment –9M19

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	142,353	194,149	33,938	642	2,935	−	(153,543)	220,474
Intersegments	139,489	35,043	10,248	615	−	−	(153,543)	31,852
Third parties	2,864	159,106	23,690	27	2,935	−	−	188,622
Cost of sales	(79,389)	(178,536)	(23,031)	(660)	(2,771)	−	148,962	(135,425)
Gross profit	62,964	15,613	10,907	(18)	164	−	(4,581)	85,049
Expenses	(9,371)	(10,827)	14,859	(68)	427	(13,824)	(90)	(18,894)
Selling expenses	(2)	(5,776)	(6,101)	(4)	(92)	5	(67)	(12,037)
General and administrative expenses	(923)	(1,024)	(414)	(47)	(17)	(3,908)	−	(6,333)
Exploration costs	(1,324)	−	−	−	−	−	−	(1,324)
Research and development costs	(1,152)	(36)	(39)	−	−	(442)	−	(1,669)
Other taxes	(185)	(275)	(128)	(11)	(5)	(568)	−	(1,172)
Other income and expenses net	(5,785)	(3,716)	21,541	(6)	541	(8,911)	(23)	3,641
Operating income (loss)	53,593	4,786	25,766	(86)	591	(13,824)	(4,671)	66,155
Net finance income (expense)	−	−	−	−	−	(27,869)	−	(27,869)
Share of earnings in equity-accounted investments	362	266	337	2	456	(12)	−	1,411
Income (loss) before income taxes	53,955	5,052	26,103	(84)	1,047	(41,705)	(4,671)	39,697
Income taxes	(18,222)	(1,627)	(8,760)	29	(201)	9,800	1,588	(17,393)
Net income (loss) from continuing operations	35,733	3,425	17,343	(55)	846	(31,905)	(3,083)	22,304
Result with discontinued operations	−	−	12	−	9,520	596	−	10,128
Net income (loss) from discontinued operations	−	−	12	−	9,520	596	−	10,128
Net income (loss)	35,733	3,425	17,355	(55)	10,366	(31,309)	(3,083)	32,432
Net income (loss) attributable to:
Shareholders of Petrobras	35,747	3,506	16,973	(55)	10,156	(31,260)	(3,083)	31,984
Net income from continuing operations	35,747	3,506	16,973	(55)	846	(31,815)	(3,083)	22,119
Net income from discontinued operations	−	−	−	−	9,310	555	−	9,865
Non-controlling interests	(14)	(81)	382	−	210	(49)	−	448
Net income from continuing operations	(14)	(81)	370	−	−	(90)	−	185
Net income from discontinued operations	−	−	12	−	210	41	−	263
	35,733	3,425	17,355	(55)	10,366	(31,309)	(3,083)	32,432

Table 26 - Consolidated Income Statement by Segment – 9M18

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	140,771	197,049	33,037	670	4,067	−	(148,120)	227,474
Intersegments	134,682	45,093	9,547	626	−	−	(148,120)	41,828
Third parties	6,089	151,956	23,490	44	4,067	−	−	185,646
Cost of sales	(79,662)	(174,004)	(24,773)	(624)	(3,787)	−	144,064	(138,786)
Gross profit	61,109	23,045	8,264	46	280	−	(4,056)	88,688
Expenses	(7,804)	(7,420)	(8,264)	(63)	(187)	(15,368)	(104)	(39,210)
Selling expenses	(227)	(4,587)	(6,949)	(5)	(168)	(523)	(75)	(12,534)
General and administrative expenses	(666)	(1,026)	(400)	(53)	(32)	(3,801)	(1)	(5,979)
Exploration costs	(1,438)	−	−	−	−	−	−	(1,438)
Research and development costs	(1,192)	(30)	(63)	−	−	(427)	−	(1,712)
Other taxes	(339)	(308)	(118)	(12)	(6)	(590)	−	(1,373)
Other income and expenses net	(3,942)	(1,469)	(734)	7	19	(10,027)	(28)	(16,174)
Operating income (loss)	53,305	15,625	−	(17)	93	(15,368)	(4,160)	49,478
Net finance income (expense)	−	−	−	−	−	(16,341)	−	(16,341)
Share of earnings in equity-accounted investments	266	1,284	269	(13)	(6)	(3)	−	1,797
Income (loss) before income taxes	53,571	16,909	269	(30)	87	(31,712)	(4,160)	34,934
Income taxes	(18,123)	(5,313)	−	6	(32)	9,245	1,414	(12,803)
Net income (loss) from continuing operations	35,448	11,596	269	(24)	55	(22,467)	(2,746)	22,131
Result with discontinued operations	−	−	41	−	1,473	73	2	1,589
Net income (loss) from discontinued operations	−	−	41	−	1,473	73	2	1,589
Net income (loss)	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720
Net income (loss) attributable to:
Shareholders of Petrobras	35,462	11,725	(56)	(24)	1,105	(21,791)	(2,744)	23,677
Net income from continuing operations	35,462	11,725	(85)	(24)	56	(21,845)	(2,744)	22,545
Net income from discontinued operations	−	−	29	−	1,049	54	−	1,132
Non-controlling interests	(14)	(129)	366	−	423	(603)	−	43
Net income from continuing operations	(14)	(129)	354	−	−	(624)	−	(413)
Net income from discontinued operations	−	−	12	−	423	21	−	456
	35,448	11,596	310	(24)	1,528	(22,394)	(2,744)	23,720

Table 27 - Consolidated Income Statement by Segment –3Q19

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	49,806	67,947	11,750	197	927	−	(53,576)	77,051
Intersegmentos	48,724	5,709	3,512	191	−	−	(53,576)	4,560
Third parties	1,082	62,238	8,238	6	927	−	−	72,491
Cost of sales	(26,978)	(63,048)	(8,077)	(193)	(877)	−	52,128	(47,045)
Gross profit	22,828	4,899	3,673	4	50	−	(1,448)	30,006
Expenses	(5,050)	(3,854)	(2,510)	(29)	(27)	(4,667)	(12)	(16,149)
Selling expenses	2	(2,108)	(2,850)	(1)	(24)	14	(1)	(4,968)
General and administrative expenses	(332)	(335)	(126)	(16)	(4)	(1,199)	−	(2,012)
Exploration costs	(276)	−	−	−	−	−	−	(276)
Research and development costs	(393)	(9)	(12)	−	−	(164)	−	(578)
Other taxes	(76)	(138)	(35)	(3)	(1)	(307)	−	(560)
Impairment	−	−	−	−	−	−	−	−
Other income and expenses net	(3,975)	(1,264)	513	(9)	2	(3,011)	(11)	(7,755)
Operating income (loss)	17,778	1,045	1,163	(25)	23	(4,667)	(1,460)	13,857
Net finance income (expense)	−	−	−	−	−	(10,874)	−	(10,874)
Share of earnings in equity-accounted investments	82	(269)	168	22	456	(13)	−	446
Income (loss) before income taxes	17,860	776	1,331	(3)	479	(15,554)	(1,460)	3,429
Income taxes	(6,045)	(355)	(395)	9	(8)	2,359	497	(3,938)
Net income (loss) from continuing operations	11,815	421	936	6	471	(13,195)	(963)	(509)
Result with discontinued operations	−	−	(18)	−	8,895	472	−	9,349
Net income (loss) from discontinued operations	−	−	(18)	−	8,895	472	−	9,349
Net income (loss)	11,815	421	918	6	9,366	(12,723)	(963)	8,840
Net income (loss) attributable to:
Shareholders of Petrobras	11,820	479	783	6	9,336	(12,374)	(963)	9,087
Net income from continuing operations	11,820	479	804	6	471	(12,840)	(963)	(223)
Net income from discontinued operations	−	−	(21)	−	8,865	466	−	9,310
Non-controlling interests	(5)	(58)	135	−	30	(349)	−	(247)
Net income from continuing operations	(5)	(58)	132	−	−	(355)	−	(286)
Net income from discontinued operations	−	−	3	−	30	6	−	39
	11,815	421	918	6	9,366	(12,723)	(963)	8,840

Table 28 - Consolidated Income Statement by Segment –2Q19

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Sales revenues	49,649	65,399	10,099	216	875	−	(53,671)	72,567
Intersegmentos	49,114	15,441	3,240	208	30	−	(53,671)	14,362
Third parties	535	49,958	6,859	8	845	−	−	58,205
Cost of sales	(26,771)	(59,321)	(6,284)	(234)	(838)	−	51,091	(42,357)
Gross profit	22,878	6,078	3,815	(18)	37	−	(2,580)	30,210
Expenses	(2,213)	(4,640)	19,251	(22)	(29)	(3,746)	(44)	8,557
Selling expenses	(3)	(1,919)	(1,678)	(2)	(23)	(3)	(40)	(3,668)
General and administrative expenses	(324)	(367)	(154)	(16)	(6)	(1,327)	−	(2,194)
Exploration costs	(394)	−	−	−	−	−	−	(394)
Research and development costs	(407)	(13)	(7)	−	−	(145)	−	(572)
Other taxes	(31)	(55)	(32)	(4)	(2)	(136)	−	(260)
Impairment	−	−	−	−	−	−	−	−
Other income and expenses net	(1,054)	(2,286)	21,122	−	2	(2,135)	(4)	15,645
Operating income (loss)	20,665	1,438	23,066	(40)	8	(3,746)	(2,624)	38,767
Net finance income (expense)	−	−	−	−	−	(8,576)	−	(8,576)
Share of earnings in equity-accounted investments	146	184	155	(16)	1	−	−	470
Income (loss) before income taxes	20,811	1,622	23,221	(56)	9	(12,322)	(2,624)	30,661
Income taxes	(7,026)	(490)	(7,842)	13	(3)	2,845	892	(11,611)
Net income (loss) from continuing operations	13,785	1,132	15,379	(43)	6	(9,477)	(1,732)	19,050
Result with discontinued operations	−	−	15	−	225	62	−	302
Net income (loss) from discontinued operations	−	−	15	−	225	62	−	302
Net income (loss)	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352
Net income (loss) attributable to:
Shareholders of Petrobras	13,789	1,122	15,255	(43)	166	(9,691)	(1,732)	18,866
Net income from continuing operations	13,789	1,122	15,244	(43)	6	(9,735)	(1,732)	18,651
Net income from discontinued operations	−	−	11	−	160	44	−	215
Non-controlling interests	(4)	10	139	−	65	276	−	486
Net income from continuing operations	(4)	10	134	−	−	259	−	399
Net income from discontinued operations	−	−	5	−	65	17	−	87
	13,785	1,132	15,394	(43)	231	(9,415)	(1,732)	19,352

Table 29 - Other Income (Expenses) by Segment – 9M19

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	-218	-1,709	341	-1	0	-4,237	0	-5,824
Pension and medical benefits	0	0	0	0	0	-4,043	0	-4,043
Unscheduled stoppages and pre-operating expenses	-3,455	-48	-368	0	0	-10	0	-3,881
Impairment of assets	-1,242	-1,234	-15	0	0	0	0	-2,491
Provision for variable compensation program	-808	-393	-74	0	0	-657	0	-1,932
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-1,197	0	-1,197
Voluntary Separation Incentive Plan - PIDV	-233	-220	-11	0	0	-140	0	-604
Profit Share	-4	-122	-1	0	0	-17	0	-144
Cumulative Translation Adjustment - CTA	0	0	0	0	0	-127	0	-127
Careers and remuneration plan	-3	-1	0	0	0	-2	0	-6
Agreement with American Authorities	0	0	0	0	0	0	0	0
Reimbursment of expenses regarding "Car Wash" operation	28	0	0	0	0	727	0	755
(Expenditures)/reimbursements from operations in E&P partnerships	902	0	0	0	0	0	0	902
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	-650	42	21,300	0	531	21	0	21,244
Others	-102	-31	369	-5	10	771	-23	989
	-5,785	-3,716	21,541	-6	541	-8,911	-23	3,641

Table 30 - Other Income (Expenses) by Segment – 9M18

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	-475	-361	-491	-4	0	-2,236	0	-3,567
Pension and medical benefits	0	0	0	0	0	-3,817	0	-3,817
Unscheduled stoppages and pre-operating expenses	-2,945	-69	-314	0	0	-8	0	-3,336
Impairment of assets	-1,482	174	-74	0	0	0	0	-1,382
Provision for variable compensation program	0	0	0	0	0	0	0	0
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-2,099	0	-2,099
Voluntary Separation Incentive Plan - PIDV	1	3	1	0	0	1	0	6
Profit Share	-594	-367	-64	-3	0	-477	0	-1,505
Cumulative Translation Adjustment - CTA	0	0	0	0	0	0	0	0
Careers and remuneration plan	-546	-205	-41	0	0	-348	0	-1,140
Agreement with American Authorities	0	0	0	0	0	-3,536	0	-3,536
Reimbursment of expenses regarding "Car Wash" operation	0	1	0	0	0	1,735	0	1,736
(Expenditures)/reimbursements from operations in E&P partnerships	809	0	0	0	0	0	0	809
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	1,834	-161	-71	0	0	245	0	1,847
Others	-544	-484	320	14	19	513	-28	-190
	-3,942	-1,469	-734	7	19	-10,027	-28	-16,174

Table 31 - Other Income (Expenses) by Segment – 3Q19

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	-364	-806	286	0	0	-2,774	0	-3,658
Pension and medical benefits	0	0	0	0	0	-1,348	0	-1,348
Unscheduled stoppages and pre-operating expenses	-1,051	-4	-89	0	0	-7	0	-1,151
Impairment of assets	-2,343	-53	-14	0	0	0	0	-2,410
Provision for variable compensation program	-485	-223	-45	0	0	-388	0	-1,141
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	252	0	252
Expenses (Reversals) with PIDV	-100	-96	-5	0	0	-68	0	-269
Profit Share	0	-43	5	0	0	-7	0	-45
Cumulative Translation Adjustment - CTA	0	0	0	0	0	0	0	0
Careers and remuneration plan	-1	0	0	0	0	0	0	-1
Agreement with American Authorities	0	0	0	0	0	0	0	0
Reimbursment of expenses regarding "Car Wash" operation	-1	0	0	0	0	447	0	446
(Expenditures)/reimbursements from operations in E&P partnerships	532	0	0	0	0	0	0	532
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	-463	-71	-135	0	0	24	0	-645
Others	301	32	510	-9	2	858	-11	1,683
	-3,975	-1,264	513	-9	2	-3,011	-11	-7,755

Table 32 - Other Income (Expenses) by Segment – 2Q19

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
(Losses)/gains on legal, administrative and arbitral proceedings	175	-841	45	0	0	-212	0	-833
Pension and medical benefits	0	0	0	0	0	-1,348	0	-1,348
Unscheduled stoppages and pre-operating expenses	-1,386	-7	-126	0	0	2	0	-1,517
Impairment of assets	825	-931	-1	0	0	0	0	-107
Provision for variable compensation program	-161	-100	-14	0	0	-142	0	-417
Gains/(losses) with Commodities Derivatives	0	0	0	0	0	-601	0	-601
Expenses (Reversals) with PIDV	-132	-123	-6	0	0	-75	0	-336
Profit Share	0	-72	-4	0	0	-7	0	-83
Cumulative Translation Adjustment - CTA	0	0	0	0	0	0	0	0
Careers and remuneration plan	0	0	0	0	0	0	0	0
Agreement with American Authorities	0	0	0	0	0	0	0	0
Reimbursment of expenses regarding "Car Wash" operation	29	0	0	0	0	280	0	309
(Expenditures)/reimbursements from operations in E&P partnerships	181	0	0	0	0	0	0	181
Gains / (losses) on disposal/write-offs of assets and results in the remeasurement of equity interests	-166	-41	21,411	0	0	-4	0	21,200
Others	-419	-171	-183	0	2	-28	-4	-803
	-1,054	-2,286	21,122	0	2	-2,135	-4	15,645

table 33 - Consolidated Assets by Segment – 09.30.2019

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	590,795	176,642	51,564	877	12,648	107,680	(15,741)	924,465

Current assets	37,441	47,004	7,276	335	1,356	69,778	(15,589)	147,601
Non-current assets	553,354	129,638	44,288	542	11,292	37,902	(152)	776,864
Long-term receivables	24,787	13,624	5,983	8	5	30,232	(3)	74,636
Investments	2,584	5,330	4,476	191	10,977	21	−	23,579
Property, plant and equipment	517,994	110,159	33,162	343	162	7,071	(149)	668,742
Operating assets	458,001	96,503	22,571	336	160	6,592	(149)	584,014
Assets under construction	59,993	13,656	10,591	7	2	479	−	84,728
Intangible assets	7,989	525	667	−	148	578	−	9,907

Table 34 - Consolidated Assets by Segment – 12.31.2018

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets	512,689	170,810	60,479	843	19,918	109,153	(13,419)	860,473

Current assets	20,630	46,360	7,853	308	9,978	72,653	(14,176)	143,606
Non-current assets	492,059	124,450	52,626	535	9,940	36,500	757	716,867
Long-term receivables	31,443	12,731	5,908	9	3,245	31,232	910	85,478
Investments	2,520	5,046	2,932	176	−	16	−	10,690
Property, plant and equipment	450,073	105,998	42,845	350	5,923	4,793	(153)	609,829
Operating assets	361,027	94,337	33,003	345	5,087	4,098	(153)	497,744
Assets under construction	89,046	11,661	9,842	5	836	695	−	112,085
Intangible assets	8,023	675	941	−	772	459	−	10,870

Table 35 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M19

R$ million	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	35,733	3,425	17,343	(55)	846	(31,905)	(3,083)	22,304
Net finance income (expense)	−	−	−	−	−	27,869	−	27,869
Income taxes	18,222	1,627	8,760	(29)	201	(9,800)	(1,588)	17,393
Depreciation, depletion and amortization	33,655	7,259	1,949	15	13	666	−	43,557
EBITDA	87,610	12,311	28,052	(69)	1,060	(13,170)	(4,671)	111,123
Share of earnings in equity-accounted investments	(362)	(266)	(337)	(2)	(456)	12	−	(1,411)
Impairment losses / (reversals)	1,242	1,234	15	−	−	−	−	2,491
Realization of cumulative translation adjustment	−	−	−	−	−	127	−	127
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	476	−	476
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	650	(42)	(21,300)	−	(531)	(21)	−	(21,244)
Adjusted EBITDA from Continuing Operations	89,140	13,237	6,430	(71)	73	(12,576)	(4,671)	91,562
Adjusted EBITDA from Discontinued Operations	−	−	56	−	1,210	(108)	−	1,158
Adjusted EBITDA*	89,140	13,237	6,486	(71)	1,283	(12,684)	(4,671)	92,720

Table 36 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 9M18

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	35,448	11,596	269	(24)	55	(22,467)	(2,746)	22,131
Net finance income (expense)	−	−	−	−	−	16,341	−	16,341
Income taxes	18,123	5,313	−	(6)	32	(9,245)	(1,414)	12,803
Depreciation, depletion and amortization	24,499	5,781	1,732	13	28	352	−	32,405
EBITDA	78,070	22,690	2,001	(17)	115	(15,019)	(4,160)	83,680
Share of earnings in equity-accounted investments	(266)	(1,284)	(269)	13	6	3	−	(1,797)
Impairment losses / (reversals)	1,482	(174)	74	−	−	−	−	1,382
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	1,962	−	1,962
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	(1,834)	161	71	−	−	(245)	−	(1,847)
Adjusted EBITDA from Continuing Operations	77,452	21,393	1,877	(4)	121	(13,299)	(4,160)	83,380
Adjusted EBITDA from Discontinued Operations	−	−	62	−	2,524	(277)	2	2,311
Adjusted EBITDA*	77,452	21,393	1,939	(4)	2,645	(13,576)	(4,158)	85,691

Table 37 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 3Q19

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	11,815	421	936	6	471	(13,195)	(963)	(509)
Net finance income (expense)	−	−	−	−	−	10,874	−	10,874
Income taxes	6,045	355	395	(9)	8	(2,359)	(497)	3,938
Depreciation, depletion and amortization	11,558	2,556	636	6	4	225	−	14,985
EBITDA	29,418	3,332	1,967	3	483	(4,455)	(1,460)	29,288
Share of earnings in equity-accounted investments	(82)	269	(168)	(22)	(456)	13	−	(446)
Impairment losses / (reversals)	2,343	53	14	−	−	−	−	2,410
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	561	−	561
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	463	71	135	−	−	(24)	−	645
Adjusted EBITDA from Continuing Operations	32,142	3,725	1,948	(19)	27	(3,905)	(1,460)	32,458
Adjusted EBITDA from Discontinued Operations	−	−	26	−	330	(232)	−	124
Adjusted EBITDA*	32,142	3,725	1,974	(19)	357	(4,137)	(1,460)	32,582

7

Table 38 - Reconciliation of Consolidated Adjusted EBITDA Statement by Segment – 2Q19

R$ millions	E&P	REFINING	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL
Net income (loss) from continuing operations	13,785	1,132	15,379	(43)	6	(9,477)	(1,732)	19,050
Net finance income (expense)	−	−	−	−	−	8,576	−	8,576
Income taxes	7,026	490	7,842	(13)	3	(2,845)	(892)	11,611
Depreciation, depletion and amortization	11,517	2,350	615	5	5	204	−	14,696
EBITDA	32,328	3,972	23,836	(51)	14	(3,542)	(2,624)	53,933
Share of earnings in equity-accounted investments	(146)	(184)	(155)	16	(1)	−	−	(470)
Impairment losses / (reversals)	(825)	931	1	−	−	−	−	107
Realization of cumulative translation adjustment	−	−	−	−	−	−	−	−
Foreign Exchange gains or losses on material provisions for legal procedings	−	−	−	−	−	(143)	−	(143)
Gains / (losses) on disposal / write-offs of assets and in remeasurement of equity interests	166	41	(21,411)	−	−	4	−	(21,200)
Adjusted EBITDA from Continuing Operations	31,523	4,760	2,271	(35)	13	(3,681)	(2,624)	32,227
Adjusted EBITDA from Discontinued Operations	−	−	8	−	153	263	−	424
Adjusted EBITDA*	31,523	4,760	2,279	(35)	166	(3,418)	(2,624)	32,651

* See definitions of Adjusted EBITDA in glossary.

Glossary

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment, cumulative translation adjustment and gains/losses on disposal/write-offs of assets and, exchange variation effect on relevant contingencies in foreign currency. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA Margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - calculated based on the weighted average number of shares.

Consolidated Structured Entities - Entities that have been designated so that voting or similar rights are not the determining factor that decides who controls the entity. Petrobras has no share of earnings in investments in certain structured entities that are consolidated in the financial statements, but the control is determined by the power it has over its relevant operating activities. As there are no interests, the result came from certain consolidated structured entities is attributable to non-controlling interests in the income statement, and it is not considered on net income attributable to shareholders of Petrobras.

CTA – Cumulative translation adjustment – The exchange variation cumulative amount that is recognized on Shareholders’ Equity should be transferred to the Statement of Income at the moment of the investment disposal.

Domestic crude oil sales price - Average of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the period, having its total effects only in the next period

Free cash flow - Net cash provided by operating activities less capital expenditures and investments in investees. Free cash flow is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the International Standards - IFRS and it is possible that it may not be comparable to similar measures reported by other companies,. however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. LTM Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our liquidity.

LTM OCF – Sum of last 12 months (Last Twelve Months) of OCF and represents the most directly comparable measure in relation to the LTM Adjusted EBITDA.

Net debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the International Standards - IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - Company’s segment results. Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters. On April 28, 2016, the Extraordinary General Meeting approved the statutory adjustments according to the new organizational structure of the company and its new management and governance model, to align the organization to the new reality of the oil and gas sector and prioritize profitability and capital discipline. On September 30th, 2019, the presentation related to the business segment information reflects management’s assessment related to the performance and the business resources allocation.

OCF - Net Cash provided by (used in) operating activities (operating cash flow).

Operating indicators – indicators used for businesses management and are not reviewed by independent auditor.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Reference feedstock or installed capacity of primary processing - Maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

Refining plants utilization factor (%) - Feedstock processed (excluding NGL) divided by the reference feedstock.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing

Total Capital Expenditures and Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E and intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Total liabilities net – Total liability less adjusted cash and cash equivalents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer